Business Development Corporation of America II

405 Park Avenue, 3rd Floor

New York, NY 10022

September 5, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

RE:	Business Development Corporation of America II Registration Statement on Form N-2 (File No. 333-197447) Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Business Development Corporation of America II (the “Company”) and Realty Capital Securities, LLC (the “Dealer Manager”) hereby request the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 10:00 a.m., Washington, D.C. time, on September 8, 2014 or as soon thereafter as practicable. The Company and the Dealer Manager also request the Commission to specifically confirm such effective date and time to the Company.

In connection with this request for acceleration of effectiveness, the Company and the Dealer Manager acknowledge that (1) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please call the Company at (212) 415-6500.

Sincerely,

Realty Capital Securities, LLC	Business Development Corporation of America II

/s/ Louisa Quarto	/s/ Katie P. Kurtz
Louisa Quarto President	Katie P. Kurtz Chief Financial Officer, Treasurer and Secretary (Principal Financial and Principal Accounting Officer)